                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*
    The Goldman Sachs Group, Inc.
    as successor to The Goldman Sachs Group, L.P.(01)
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   (Last)                           (First)             (Middle)

    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Western Wireless Corporation
    (WWCA)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    September/1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Class A Common Stock                |  09/24/99  |   P    |   |      800      | A   | $45.0625 |      02      |    02   |    02    |
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                                    |            |        |   |               |     |          |              |         |          |
Class A Common Stock                |  09/3/99   |   J(03)|   |      .1378    | A   | $39.75   |      03      |    03   |    03    |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |      |                |                 |                      |        |9.       |10.   |      |
               |        |        |      |                |                 |                      |        |Number   |Owner-|      |
               |        |        |      |                |                 |                      |        |of       |ship  |      |
               |2.      |        |      |                |                 |                      |        |Deriv-   |of    |      |
               |Conver- |        |      | 5.             |                 |7.                    |        |ative    |Deriv-|11.   |
               |sion    |        |      | Number of      |                 |Title and Amount      |        |Secur-   |ative |Nature|
               |or      |        |      | Derivative     |6.               |of Underlying         |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.    | Securities     |Date             |Securities            |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans-| Acquired (A)   |Exercisable and  |(Instr. 3 and 4)      |of      |ficially |Direct|direct|
               |Price   |Trans-  |action| or Disposed    |Expiration Date  |----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code  | of (D)         |(Month/Day/Year) |             |Amount  |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr| (Instr. 3,     |-----------------|             |or      |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)    | 4 and 5)       |Date    |Expira- |             |Number  |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------| ------------   |Exer-   |tion    |             |of      |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code |V|  (A)  | (D)   |cisable |Date    |Title        |Shares  |5)      |4)       |4)    |4)    |
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
Class B Common |        |        |     | |       |       |        |        |Class A      |        |        |         |      |      |
Stock          |1-for-1 |        |     | |       |       |5/17/96 |N/A     |Common Stock | 04,05  |        | 04,05   |  05  |  05  |
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Stock Option   |$17.375 |        |     | |       |       |        |        |Class A      |        |        |         |      |      |
(right to buy) |(06)    | 5/21/99|D(06)|V|       | 1,000 |  (06)  |1/1/08  |Common Stock | 1,000  |        | -0-     |  06  |  06  |
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Stock Option   |$8.125  |        |     | |       |       |        |        |Class A      |        |        |         |      |      |
(right to buy) |(07)    | 5/21/99|A(07)|V|  250  |       |Immed.  |1/1/08  |Common Stock | 250(07)|        | 250(07) |  07  |  07  |
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Stock Option   |$8.125  |        |     | |       |       |        |        |Class A      |        |        |         |      |      |
(right to buy) |(08)    | 5/21/99|A(08)|V|  802  |       |  08    |1/1/08  |Common Stock | 802(08)|        | 802(08) |  08  |  08  |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS Advisors"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with GSCP, GS Advisors, and Goldman Sachs, the "Reporting Persons"). The principal business address of each of GSCP, GS Advisors, Goldman Sachs, and GS Group is 85 Broad Street, New York, New York, 10004.

Explanation of Responses:

01: As of May 7, 1999, The Goldman Sachs Group, L.P. was merged with and into GS Group, with GS Group as the surviving entity.

02: The securities reported herein as purchased were purchased and may be deemed to be beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly 800 shares of Common Stock. The Reporting Persons, other than Goldman Sachs and GS Group, disclaim beneficial ownership of the securities reported herein.

03: Goldman Sachs and GS Group may be deemed to own  beneficially and indirectly
 .1378 shares of Common Stock which were acquired in a privately negotiated acquisition by and may be deemed to be beneficially owned directly by the Goldman Sachs 1999 Exchange Place Fund, L.P. ("1999 Exchange Fund"). An affiliate of Goldman Sachs and GS Group is the general partner of the 1999 Exchange Fund. Goldman Sachs is the investment manager of the 1999 Exchange Fund. The .1378 shares reported herein as indirectly beneficially owned by GS Group and Goldman Sachs represent GS Group's proportionate interest in the shares of the Issuer owned by the 1999 Exchange Fund. The Reporting Persons other than GS Group and Goldman Sachs disclaim beneficial ownership of the securities reported herein.

04: Shares of Class B Common Stock are convertible at any time at the option of the holder into an equal number of shares of Class A Common Stock.

05: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 9,730,208 shares of Class B Common Stock through GSCP and certain investment partnerships, of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner (together with GSCP, the "Limited Partnerships"). GS Group may be deemed to own beneficially and directly 68,821 shares of Class B Common Stock. Goldman Sachs is the investment manager of GSCP. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities owned by the Limited Partnerships except to the extent of their pecuniary interest therein. The Reporting Persons other than GS Group disclaim beneficial ownership of the securities owned by GS Group.

GSCP may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly 8,986,738 shares of Class B Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

06: Cancellation of option in connection with grant of replacement option. These options were granted under the Western Wireless Corporation 1994 Management Incentive Stock Option Plan to a managing director of Goldman Sachs, in his capacity as a director of the Issuer. That managing director has an understanding with GS Group pursuant to which he held the stock options for the benefit of GS Group. The options were exercisable in four equal annual installments beginning January 1, 1999. The options were cancelled and replaced in connection with the May 3, 1999 spin-off by Western Wireless Corporation of all shares of Common Stock of VoiceStream Wireless Corporation owned by it to the holders of its Class A Common Stock and Class B Common Stock (the "Spin-off").

07: These options were granted under the Western Wireless Corporation 1994 Management Incentive Stock Option Plan to a managing director of Goldman Sachs, in his capacity as a director of the Issuer, in replacement of vested options which were cancelled in connection with the Spin-off. That managing director has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group.

08: These options were granted under the Western Wireless Corporation 1994 Management Incentive Stock Option Plan to a managing director of Goldman Sachs, in his capacity as a director of the Issuer, in replacement of unvested options which were cancelled in connection with the Spin-off. That managing director has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. They become exercisable in 33% increments in 3 annual installments, beginning January 1, 2000.

**SIGNATURE OF REPORTING PERSONS

GS CAPITAL PARTNERS, L.P.

By:  s/ Hans L. Reich
     ----------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GS ADVISORS, L.P.

By:  s/ Hans L. Reich
     ----------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GOLDMAN, SACHS & CO.

By:  s/ Hans L. Reich
     ----------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


THE GOLDMAN SACHS GROUP, INC.

By:  s/ Hans L. Reich
     ----------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


Date:     October 12, 1999


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.